August 4, 2020

Via E-mail

Minsik Shin
Consul
Korean Consulate General
460 Park Avenue, 9th Floor
New York, New York 10022

Re:      The Republic of Korea
         Registration Statement under Schedule B
         Post-Effective Amendment No. 2
         Filed July 8, 2020
         File No. 333-231096

Dear Mr. Shin:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

      1. Please update any future filings, as necessary, to include any material updates relating to the impact of COVID-19.

Relations with North Korea, page 6

      2. Please update your discussion, as necessary, to reflect any material recent developments in your relations with North Korea.
 Minsik Shin
August 4, 2020


Closing Comment

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                           Sincerely,



                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance

cc:    Anne Saehee Kim
       Cleary Gottlieb Steen & Hamilton LLP